UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Annual General Meeting of Shareholders

Attached hereto as Exhibit 99.1 is the invitation to the Annual General Meeting of Spark Networks SE (the “Company”) to be held on June 5, 2018, at 10:00 a.m. (CEST) at the Radisson Blu Hotel, Karl-Liebknecht-Strasse 3, 10178 Berlin, which invitation was mailed to shareholders of the Company. Attached hereto as Exhibit 99.2 is the Report of the Administrative Board of the Company which was provided to shareholders along with the meeting invitation. Additional meeting materials are available on the Company’s website at http://investor.spark.net/shareholder-services/annual-meeting.

Exhibit Index

Exhibit No.	Description
99.1	Invitation to the Annual General Meeting of Spark Networks SE
99.2	Report of the Administrative Board of Spark Networks SE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: May 17, 2018	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer